U.S. Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Braemar Hotels & Resorts Inc.

Name of persons relying on exemption: Blackwells Capital LLC

Address of persons relying on exemption: 400 Park Avenue, 4th Floor, New York, NY 10022

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Blackwells Capital Calls on Brancous to End its Alarmist Attacks on Braemar

Brancous’ misleading accusations are not constructive and could negatively impact the Company’s business

Blackwells encourages all Braemar shareholders to support the enhanced Board and management team

NEW YORK, October 29, 2024 (GLOBE NEWSWIRE) -- Blackwells Capital LLC (“Blackwells”), a shareholder of Braemar Hotels & Resorts Inc. (“Braemar” or the “Company”) (NYSE: BHR), today released a letter to its fellow Braemar shareholders:

The full text of the letter follows:

Dear Fellow Braemar Shareholders,

Over the past months, Blackwells Capital, in its capacity as an engaged shareholder of Braemar Hotels & Resorts (“Braemar” or the “Company”), exchanged views with the board of directors (the “Board”) and management of Braemar. Blackwells’ concerns were heard by Braemar, and Blackwells was pleased to enter into a constructive agreement with the Company, reflective of its confidence in the Board and management team to drive value for all shareholders.

Recently, another shareholder, Brancous LP1 (“Brancous”) has issued several public letters to Braemar. While Brancous is free to have its say as a shareholder of the Company, we believe its accusations and inferences are increasingly alarmist in nature, and without merit. Left uncorrected, Blackwells is concerned these accusations could have a negative impact on Braemar’s business.

Brancous’ latest letter dated October 22, 2024 appears to be a regurgitation of false claims made by a disgruntled hotel union. We believe it is irresponsible to peddle such misinformation, and, in particular, highlight the recklessness of stating that a lawsuit was filed against Braemar when no such thing happened.

Contrary to Brancous’ misstatements, Ashford Inc has stated publicly that Braemar has received an official private letter ruling from the Internal Revenue Service regarding its structure and operating relationship with Remington Hospitality, providing assurance of its proper REIT compliance. We question Brancous’ claim that “No other REIT operates in this manner,” and believe that it demonstrates a lack of knowledge of the REIT space.

Further, Brancous’ missives about the Braemar Board ignore the recent appointment of Jay Shah. Mr. Shah is a seasoned hospitality and real estate executive and joined the Board as an independent director. Blackwells believes that Mr. Shah brings an infusion of skills, experience and fresh expertise to Braemar. Blackwells strenuously objects to Brancous’ attacks which oddly single out Braemar independent director, Stefani Carter. Blackwells has had the opportunity to meet with Ms. Carter and believes she is an effective and independent fiduciary for shareholders, with an esteemed professional background.

Brancous closes its October 22, 2024 letter noting that “BHR has incredible potential...” Blackwells agrees with that assessment wholeheartedly. Brancous’ hyperbolic attacks, however, are not constructive, and could unjustly hurt the Company and its prospects.

Blackwells calls on Brancous and all shareholders to join us in voting in favor of the enhanced Board and management team as they unlock value for all shareholders.

Sincerely,

Jason Aintabi

Chief Investment Officer

Blackwells Capital

About Blackwells Capital

Blackwells is a multi-strategy alternative asset management firm that invests in public and private markets globally. Our public markets portfolio focuses on currencies, equities, credit and commodities. When necessary, we engage with public company boards to drive value for all stakeholders. Our private markets portfolio includes investments in space, clean energy, infrastructure, real estate and technology. Further information is available at www.blackwellscap.com.

Media
Gagnier Communications
Dan Gagnier & Riyaz Lalani
646-569-5897
blackwells@gagnierfc.com

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